

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2011

Richard J. Carbone
Executive Vice President and
      Chief Financial Officer
Prudential Financial, Inc.
751 Broad Street
Newark, New Jersey 07102

> **Re:**   **Prudential Financial, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed February 25, 2011**
>   **File No. 001-16707**

Dear Mr. Carbone:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filing.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

2. Significant Accounting Policies And Pronouncements
Investments and Investment-Related Liabilities, page 268

1. You state that you account for your investments on the cost basis, where your partnership interest is so minor (generally less than 3%) that you exercise virtually no influence over operating and financial policies. Please tell us how you considered the guidance in ASC 944-325-30-1 and 944-325-35-1 in not accounting for these investments on the Fair Value Method.

Richard J. Carbone
Prudential Financial, Inc.
April 13, 2011
Page 2

4. Investments
Commercial Mortgage and Other Loans, page 294

2. Please revise your disclosure to include the following for commercial real estate loans that have been extended at maturity or otherwise restructured for which you have not considered the loans to be impaired:

- The amount of loans and types of extensions being made, whether loan terms are being adjusted from the original terms, and whether you consider these types of loans as collateral-dependent;

- To the extent you extend commercial loans at or near maturity at the existing loan rate or restructure the loan's interest rate or principal amount, tell us how you consider whether it is a troubled debt restructuring;

- Your accounting policy for accruing interest income on commercial loans that have been restructured; and

- For those with a guarantee, separately identify them and disclose:
    - How you evaluate the financial wherewithal of the guarantor, addressing the type of financial information reviewed, how current and objective the information reviewed is, and how often the review is performed;
    - How many times you have sought performance under the guarantee discussing the extent of the successes. As part of your response, discuss the decision making process you go through in deciding whether to pursue the guarantor and whether there are circumstances you would not seek to enforce the guarantee;

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant